UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FIRST MAJESTIC SILVER CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-34984	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Suite 1800 - 925 West Georgia Street Vancouver, British Columbia, Canada	V6C 3L2
(Address of principal executive offices)	(Zip Code)

Neil Beaumont

First Majestic Silver Corp.

(604) 688-3033

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

First Majestic Silver Corp. ("First Majestic") is subject to Canada's Extractive Sector Transparency Measures Act ("ESTMA"). First Majestic is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. First Majestic's ESTMA report is available on First Majestic's website at https://firstmajestic.com/investors/reports-filings/ or on the Government of Canada's website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

FIRST MAJESTIC SILVER CORP.

By:	/s/ Samir Patel	July 31, 2026
	Samir Patel	(Date)
General Counsel & Corporate Secretary